Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Four Seasons Hotels Inc.

We consent to the inclusion in this annual report on Form 40-F of:

─
our auditors' report dated March 9, 2007 on the consolidated balance sheets of Four Seasons Hotels Inc. ("the Corporation") as at December 31, 2006 and 2005, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2006

─	our auditors' report on reconciliation to United States GAAP dated March 9, 2007

─
our Report of Independent Registered Public Accounting Firm dated March 9, 2007 on management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 each of which is contained in this annual report on Form 40-F of the Corporation for the fiscal year ended December 31, 2006.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

March 12, 2007